82-4524

The Securities & Exchange Commission,
Division of Corporate Finance,
450, Fifth Street, N.W.,
Washington D.C. 20549
U.S.A.

RECD S.E.C.
DEC 29 2004
1086

भारतीय स्टेट बैंक
भारतीय स्टेट बैंक
State Bank of India

शेअर आणि रोखे विभाग,
मध्यवर्ती कार्यालय,
स्टेट बँक भवन,
मादाम कामा मार्ग,
मुंबई 400 021.

शेयर एवं बांड विभाग,
केन्द्रीय कार्यालय,
स्टेट बैंक भवन,
मादाम कामा मार्ग,
मुंबई 400 021.

[redacted]
04054173
ma Marg,

दूरभाष/Telephone : (022) 2288 3888 / 2202 2678

क्रमांक / No.: CO/S&B/VR/2004/ 3780 दिनांक / Date: 22.12.2004

INFORMATION SUBMITTED UNDER RULE 12g3-2(b)

Dear Sir,

SUPPL

STATE BANK OF INDIA
GLOBAL DEPOSITARY RECEIPTS (GDRs) CUSIP No.856552104
LISTING AGREEMENT : CLAUSE 36

We enclose for your information a copy of our letter No.CO/S&B/VR/2004/3761 dated the December 22, 2004 addressed to The Stock Exchange, Mumbai.

2. Kindly acknowledge receipt of this communication on the duplicate copy of this letter in due course.

Yours faithfully,

GENERAL MANAGER
(Shares & Bonds)
Encl. : a/a.

PROCESSED
JAN 07 2005
THOMSON FINANCIAL

हिंदी में पत्राचार का हम स्वागत करते है, हमें विश्वास है कि ऐसा करने से हिंदी के प्रयोग को बढावा मिलेगा.

भारतीय स्टेट बैंक
भारतीय स्टेट बैंक
State Bank of India

The Executive Director,
The Stock Exchange, Mumbai,
Phiroze Jeejeebhoy Tower,
25th Floor, Dalal Street,
Mumbai - 400 001

RECD S.B.O.
DEC 29 2004
1088

शेअर आणि रोखे विभाग,
मध्यवर्ती कार्यालय,
स्टेट बँक भवन,
मादाम कामा मार्ग,
मुंबई 400 021.

शेयर एवं बांड विभाग,
केन्द्रीय कार्यालय,
स्टेट बैंक भवन,
मादाम कामा मार्ग,
मुंबई 400 021.

Shares & Bonds Department,
Central Office,
State Bank Bhavan, Madame Cama Marg,
Mumbai 400 021.
फैक्स/Fax : 91-22-2285 5348
दूरभाष/Telephone : (022) 2288 3888 / 2202 2678

क्रमांक / No.: CO/S&B/VR/2004/3761 दिनांक / Date : 22.12.2004

Dear Sir,

LISTING AGREEMENT:CLAUSE 36
JOINT VENTURE WITH SOCIETE GENERALE ASSET MANAGEMENT(SGAM)

In terms of Clause 36 of the Listing Agreement, we advise that pursuant to the Memorandum of Understanding entered into between State Bank of India and Societe General Asset Management(SGAM) on 14th July, 2004 and final execution of documents in November, 2004, the purchase consideration has been received from SGAM and 18,50,000 shares(constituting 37% of the total holding of 50,00,000 shares of Rs.100/- each) held by State Bank of India in SBI Funds Management Pvt. Limited(SBIFMPL) have been transferred to SGAM on 21.12.2004.

2. Kindly acknowledge receipt.

Yours faithfully,

GENERAL MANAGER
(Shares & Bonds)